TRANSGLOBE ENERGY CORPORATION ANNOUNCES CLOSING OF
CANADIAN ASSET ACQUISITION AND MID-QUARTER EGYPT UPDATE FOR Q4 2016

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, December 20, 2016 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces the closing of the Canadian acquisition in the Harmattan area of west central Alberta and a mid-quarter Egypt update for the fourth quarter of 2016. All dollar values are expressed in Canadian dollars unless otherwise stated.

Acquisition Highlights- Canada

•	Current production ~3,100 barrels of oil equivalent (“boe”) per day (57% liquids weighted)[1]

•	Operatorship and high working interest in the majority of assets (~88% of current production)

•	Total Proved reserves ~11.8 million boe[2,5]

•	Total Proved plus Probable reserves ~21.3 million boe[2,5]

•	Proved plus Probable NPV10 of $110 million[5]

•	Total Proved plus Probable Reserve Life Index of 18.9 years[3]

•	Total 145 net drilling locations: 45 Proved plus Probable locations[2,5] and 100+ additional unbooked drilling locations[4]

•	Total acreage ~110,000 acres (~95,000 net acres)

•	Total consideration of $80 million (~US$59 million) comprised of $65 million (~US$48 million) cash and a vendor take back note of $15 million[5]

•	Effective date is December 1st, 2016

Notes:

1.	Based on September 2016 field estimates provided by vendor.

2.	Gross working interest reserves before the deduction of any royalties and without including any royalty interests receivable.

3.	Reserves life index is calculated by dividing Proved plus Probable reserves as at September 30, 2016 by the average annual production for the period ended on that date.

4.
Potential unbooked drilling opportunities are based on TransGlobe internal estimates prepared in accordance with the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook") by a non-independent qualified reserves evaluator. See "Oil & Gas Information" below.

5.
Reserves estimates were evaluated by DeGolyer & MacNaughton Canada Limited ("DMCL") effective September 30, 2016 using DMCL's September 30, 2016 forecast prices and costs in accordance with National Instrument 51-101 – Standards of Disclosure of Oil and Gas Activities ("NI -51-101") and the COGE Handbook (the "DMCL Canadian Report").

6.	Subject to customary purchase price adjustments
Acquisition Metrics - Canada

•	$25,806 per flowing boe/d

•	$6.78 per boe of Proved reserves

•	$3.76 per boe of Proved plus Probable reserves

Harmattan Acquisition Strategic Rationale

The Harmattan acquisition provides the Company with a meaningful re-entry into Canada with concentrated, high working interest assets in proven, low risk development light oil and liquid-rich gas play types. The acquisition provides ample drilling locations and running room to increase reserves and production through horizontal drilling and multi-stage frac technology. The Harmattan acquisition meets the Company’s strategy to diversify and expand operations into lower political risk OECD countries with attractive netbacks to support growth in the current oil price environment and plays to the Company’s core strength of value creation through development drilling and reservoir management.

The acquired assets provide a stable production base (established declines of approximately 12% over the past 12 months) with embedded growth potential. In addition to the 45 net drilling locations assigned in the 2P reserves, the Company has identified an additional 100+ net locations on the acquisition lands providing a significant development growth platform. The purchase includes a 100% interest in a central oil battery and flow lines with significant under-utilized capacity allowing for future production growth. The gas production is pipeline connected to large third party gas processing facilities with spare capacity. The development nature of the acquisition complements the Company’s high impact exploration and development growth potential in Egypt.

Pro Forma TransGlobe

	Egypt[1]	Canada[2]	Pro-Forma[3]
Production (boepd)[4]	12,800	3,100	15,900
Proved Reserves (Million boe)[6,7]	19.5	11.8	31.3
Proved NPV10 ($US millions)[7,8]	168	48	216
Proved plus Probable reserves (Million boe)[6,7]	30.3	21.3	51.6
Proved plus Probable NPV10 ($US millions)[7,8]	259	75	334
Proved plus Probable Reserve Life Index (years)[5]	6.4	18.9	9.0
Total Gross Acreage	1,259,087	110,000	1,369,087

Notes:

1.
The reserves data set out in respect of Egypt was evaluated by DMCL effective June 30, 2016 using DMCL 's June 30, 2016 forecast prices and costs in accordance with NI 51-101 and the COGE Handbook (the "DMCL Egyptian Report").

2.
The reserves data set out in respect of Canada was evaluated by DMCL effective September 30, 2016 using DMCL's September 30, 2016 forecast prices and costs in accordance with NI 51-101 and the COGE Handbook.

3.	See "Oil & Gas Information" below for certain cautionary statements regarding the pro forma disclosure set out above.

4.	Based on Q4 2016 production estimates.

5.
Reserves life index is calculated by dividing Proved plus Probable reserves as at June 30, 2016 (in the case of Egypt) and as at September 30, 2016 (in the case of Canada) by the average annual production for the periods ended on those dates.

6.	Gross working interest reserves before the deduction of any royalties and without including any royalty interests receivable.

7.
Reserves and NPV Values for Canada were derived from the DMCL Canadian Report effective September 30, 2016 and translated to US dollars using the Bank of Canada noon rate on December 19th, 2016 of 1.3397 Canadian dollars to 1.00 US dollars. Reserves and NPV Values for Egypt were derived from the DMCL Egyptian Report effective June 30, 2016 and were prepared in US dollars.

8.	NPV Values for Egypt and Canada presented on an after tax basis.
Financing Considerations

The acquisition was funded with $65 million in cash from the balance sheet and a 10%, 24-month vendor take back loan of $15 million.

Separately, the Company continues to actively evaluate various alternatives to refinance the convertible debenture due March 31st, 2017 and is in advanced discussions with multiple parties and expects to make a final decision in early 2017.

Mid-Quarter Operational Highlights, Arab Republic of Egypt

•	Production Recovery Plan ("PRP") is on target to achieve 13,000 to 14,000 Bopd by year end 2016

•	Q4 production expected to meet or exceed guidance of 12,800 Bopd

•	Production average 12,248 Bopd in October and 13,058 Bopd in November

•	Development plan for the NWG 3, NWG 16 and NWG 38 area approved December 10th

•	NWG 3 Early Production Facility (“EPF”) completed mid-December with first production from NWG 3 expected later this week, followed by NWG 38 prior to year-end

•
Submitted 28 new NWG well locations for military/environmental approvals to explore new prospects, to appraise the oil shows/discoveries at NWG 26, 27 & 38 and to develop the northern portion of NWG in 2017

•	Drilled 5 wells subsequent to Q3 release (November 7th, 2016) resulting in an oil well (Arta 73) and 4 dry holes (NWG 34, NWG 32, SWG 3, SWG 1)

•	Received military approval to access South Alamein starting September 8th, 2016

o	Preparing a phase 1 drilling and testing program to assess the Boraq discovery

o	Targeting an initial 1 well drilling program in the Boraq area and re-entry at Boraq 2

•	NW Sitra 600 km2 3D seismic acquisition expected to begin in January 2017
Production Startup at North West Gharib (“NWG”) Arab Republic of Egypt (100% working interest, operated)
The NWG development plan for the NWG 3, NWG 16 and NWG 38 area was approved on December 10th. The Company completed the NWG 3 Early Production Facility (“EPF”) in mid-December and plans first production from NWG 3 this week at an estimated initial rate of 500 to 700 Bpd of 22

API oil. The adjacent NWG 38 discovery well is pipeline connected to the EPF and is expected to commence production prior to year-end. All produced oil will be trucked from the EPF to the Company’s pipeline terminal at West Bakr K Station. The Company’s entitlement oil from NWG will be lifted and sold with the Company’s West Gharib and West Bakr entitlement oil.
2016 Drilling Program - Arab Republic of Egypt
Subsequent to the Q3 press release (November 7th, 2016) the Company drilled an additional five wells resulting in one development oil well (Arta 73) and four dry holes (NWG 34 & 32, SWG 3 & 1). Currently one rig is drilling an exploration well at SWG 2 targeting a pre-rift prospect and a second drilling rig is moving on to Arta 74 for the second of two planned Red Bed wells in the Arta field.
Arta 73 was drilled to a total depth of 4,080 feet and encountered 100 feet of gross reservoir with 75 feet net oil pay in the Arta Red Bed pool. The well is scheduled for completion and initial production in early January.
NWG 34 was drilled to a total depth of 3,450 feet targeting Pre-rift Matulla/ Raha/ Nubia clastic structures. The well encountered reservoir sands which were wet. The well was plugged and abandoned.
NWG 32 was drilled to a total depth of 4,650 feet targeting the Kareem, Asl and Lower Rudeis clastic structures. The well encountered reservoir sands which were wet. The well was plugged and abandoned.
SWG 3 was drilled to a total depth of 7,800 feet targeting Pre-rift Matulla/ Raha/ Nubia clastic structures. The well encountered reservoir sands which were wet. The well was plugged and abandoned.
SWG 1 was drilled to a total depth of 4,315 feet targeting a Kareem, Asl and Lower Rudeis clastic structures. The well encountered reservoir sands which were wet. The well was plugged and abandoned.
In addition, the Company has commenced permitting on 28 appraisal and exploration wells in NWG focused on the Red Bed discoveries at NWG 27 and NWG 38, the potential discovery at NWG 26 and additional untested exploration prospects located immediately adjacent to the NWG 3/38 development lease which was approved December 10th, 2016. It is anticipated that a number of these locations will be drilled in early 2017 as part of the 2017 capital budget.
South Alamein, Arab Republic of Egypt (100% working interest, operated)
Military access approvals for the South Alamein concession were received on September 8th, 2016. The Company is finalizing an initial drilling program targeting the Boraq area of the concession. The initial drilling campaign will consist of 1 well on the Boraq structural complex plus re-entering the Boraq 2 discovery well for additional testing. The Company is targeting to commence operations in January 2017 subject to rig approvals. Successful appraisal wells could lead to filing a Boraq development plan as early as Q2-2017 with first production targeted prior to year-end 2017. In parallel the Company will evaluate the remaining exploration prospects on the concession, targeting an exploration drilling program commencing in late 2017 and extending into 2018.
The South Alamein Concession, acquired in July 2012, contains the Boraq 2X discovery (see May 1st, 2012 press release for more details) and several additional exploration targets. The Boraq 2X discovery tested approximately 1,700 Bopd from two zones. The primary Cretaceous zone tested at a rate of 800 to 1,323 Bopd of 34 API oil with no water and a 13% pressure drawdown during a 28 hour drill stem test (DST). A secondary Cretaceous zone tested at a rate of 274 Bopd of 32-35 API oil and 4% water during a 23 hour DST. Test rates are not necessarily indicative of long-term performance but it is anticipated that the well should be capable of producing approximately 1,600 Bopd.
2017 Capital Program and Guidance
TransGlobe is in the process of integrating the Harmattan assets and developing a 2017 capital program for Canada. It is expected that the capital budget and production guidance for 2017 will be announced in early January, following Board approval.
Borrowing Base Facility Termination

The Company has cancelled its borrowing base credit facility. There were no amounts outstanding under that credit facility; however, the Company was utilizing approximately US$16.0 million in the form of letters of credit to support its exploration commitments in Egypt. The letters of credit outstanding under the borrowing base credit facility were transferred to a bilateral letter of credit facility with Sumitomo Mitsui Banking Corporation (SMBC). The issued letters of credit under the bilateral letter of credit facility are secured by cash collateral which is on deposit with SMBC.   The exploration commitments are expected to be fulfilled during the first quarter of 2017.

Supplemental Oil and Gas Information Regarding the Canadian Assets in the Harmattan Area of Central Alberta

The reserves data set forth below is based the DMCL Canadian Report prepared by DMCL, an independent qualified reserves evaluator. The DMCL Canadian Report evaluated, as at September 30th, 2016, the crude oil, natural gas and NGL reserves attributed to the Harmattan assets. The reserves data summarizes the crude oil, natural gas and NGL reserves of the Harmattan assets and the net present values of future net revenue for these reserves using DMCL's forecast prices and costs. The DMCL Canadian Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101 and the COGE Handbook. DMCL was engaged to provide evaluations of proved and proved plus probable reserves attributed to the Harmattan assets and no attempt was made to evaluate possible reserves. No field inspections were conducted by DMCL in connection with its evaluation. TransGlobe provided DMCL with the information received from the vendor relating to the Haramattan assets, including, but not limited to, the historical lease operating statements, land records (including encumbrances), respective well data, marketing agreements, processing agreements and the vendor’s 2015 year end reserves evaluation and reserve database for the Harmattan assets which had been prepared by the vendor’s independent reserves evaluator.

D&M has also been retained to provide an updated reserve evaluation for the Canadian assets effective December 31st, 2016 as part of the Company’s annual reserve evaluation process.

The following tables may not total due to rounding.

All dollar amounts set forth in the tables below are in Canadian dollars.

Oil and Gas Reserves – Based on Forecast Prices and Costs1

Effective September 30, 2016	Light Crude Oil & Medium Crude Oil		Heavy Oil		Conventional Natural Gas		Natural Gas Liquids		BOE
	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)	Gross (Mboe)	Net (Mboe)
Proved Developed
Producing	1,765	1,462	-	-	15,408	12,252	2,402	1,763	6,735	5,267
Non Producing	51	42	-	-	314	274	30	25	134	113
Proved Undeveloped	1,743	1,441	-	-	8,974	7,849	1,716	1,481	4,955	4,229
Total Proved	3,560	2,945	-	-	24,696	20,375	4,148	3,269	11,824	9,610
Probable	1,754	1,439	-	-	22,748	19,106	3,930	3,150	9,475	7,774
Total Proved Plus Probable	5,314	4,384	-	-	47,444	39,481	8,078	6,419	21,299	17,383

Note:

1.
The pricing assumptions used in the DMCL report with respect to the net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth below. See “Forecast Prices used in Estimates”.

Net Present Value of Future Net Revenue – Based on Forecast Prices and Costs1

Before Deducting Future Income Taxes Discounted At
Effective September 30, 2016 (M$)	0%	5%	10%	15%	20%	NPV/Share[2] Disc. @10%	Unit Value[3] Disc. @10% ($/Boe)
Proved Developed
Producing	100,899	71,481	55,553	45,734	39,102	0.77	10.56
Non Producing	2,596	2,134	1,776	1,498	1,278	0.02	15.09
Proved Undeveloped	47,284	20,681	6,563	(1,265)	(5,785)	0.09	1.56
Total Proved	150,779	94,296	63,892	45,967	34,595	0.88	6.65
Probable[3]	173,757	82,447	45,690	27,700	17,682	0.63	5.88
Total Proved Plus Probable	324,536	176,743	109,582	73,667	52,277	1.52	6.30

Note:

1.
The pricing assumptions used in the DMCL report with respect to the net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth below. See “Forecast Prices used in Estimates”. DMCL is an independent qualified reserves evaluation appointed pursuant to NI 51-101.

2.	Common shares outstanding 72,205,369 currently outstanding.

3.	The unit values are based on net reserve volumes.

Oil and Gas Properties and Wells1

Oil		Gas
Producing		Producing		Non-Producing
Gross Wells[2]	Net Wells[3]	Gross Wells[2]	Net Wells[3]	Gross Wells[2]	Net Wells[3]
53	51.4	72	66.9	37	30.2

Note:

1.	Well counts are based on wellbores.

2.	“Gross” refers to the total wells in which the Company has an interest, directly or indirectly.

3.	“Net” refers to the total wells in which the Company has an interest, directly or indirectly, multiplied by the percentage working interest owned by the Company, directly or indirectly, therein.
Acreage

Developed[1]		Undeveloped		Total
Gross	Net	Gross	Net	Gross	Net
45,414	38,408	65,710	58,452	111,123	96,860

Note:

1.	“Developed” means the acreage assigned to productive wells based on applicable regulations.
Forecast Prices used in Estimates1

	Light Crude Oil and Medium Crude Oil			Conventional Natural Gas	Natural Gas Liquids – Edmonton				Inflation Rate	Exchange Rate
Year	WTI Cushing Oklahoma (USD/bbl)	Edmonton Par Price 40[o]API($/bbl)	Brent (USD/bbl)	AECO Gas Price ($/MMBtu)	Ethane ($/bbl)	Propane ($/bbl)	Butane ($/bbl)	Pentane ($/bbl)	Percent Per Year	(USD/CAD)
Fcst 3 Mo	50.00	60.32	51.20	2.889	9.05	18.09	40.41	63.33	1.50	0.760
2017	55.08	65.14	56.28	3.08	9.77	19.54	45.60	68.40	2.00	0.780
2018	59.30	67.65	60.50	3.17	10.15	20.29	47.35	71.03	2.00	0.800
2019	63.67	70.55	64.87	3.36	10.58	24.69	49.39	74.08	2.00	0.825
2020	69.28	74.73	70.50	3.53	11.21	26.15	52.31	78.46	2.00	0.850
2021	75.08	81.42	76.33	3.76	12.21	28.50	56.99	85.49	2.00	0.850
2022	81.08	88.35	82.36	3.95	13.25	30.92	61.84	92.76	2.00	0.850
2023	82.71	90.11	84.00	4.13	13.52	31.54	63.08	94.62	2.00	0.850
2024	84.36	91.91	85.68	4.30	13.79	32.17	34.34	96.51	2.00	0.850
2025	86.05	93.75	87.40	4.44	14.06	32.81	65.63	98.44	2.00	0.850
2026	87.77	95.63	89.15	4.58	14.34	33.47	66.94	100.41	2.00	0.850
2027	89.52	97.54	90.93	4.72	14.63	34.14	68.28	102.42	2.00	0.850
2028+	Escalate oil, gas and product prices at 2.0% per year thereafter								2.00	0.850

Note:

1.
The pricing assumptions effective September 30, 2016 used in the DMCL report with respect to the net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above. D&M is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

Additional details about the Harmattan acquisition can be found on the Company’s web site: www.trans-globe.com.

Canaccord Genuity Corp. acted as financial advisor to TransGlobe in respect of the Harmattan acquisition.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA. TransGlobe’s convertible debentures trade on the Toronto Stock Exchange under the symbol TGL.DB.

Advisory on Forward-Looking Information and Statements

This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. In particular, this press release contains forward-looking statements regarding the expected purchase price of the assets; the characteristics of the assets and the anticipated benefits of the acquisition; the anticipated effect of the acquisition on the Company's operations, infrastructure, inventory and opportunities, financial condition and overall strategy; the anticipated production and product mix associated with the assets; the Company's anticipated drilling and development program, plans, objectives, strategies, opportunities, including those associated with the assets; expectations regarding the outcome of the acquisition; anticipated drilling locations; the reserves potential of the assets; the production from the assets; the Company's growth strategy and opportunities; the estimated quantity and value of the proved and probable reserves of the assets; the timing for closing of the acquisition; the ability of the Company to refinance the convertible debentures due March 31, 2017. Statements relating to "reserves" are forward-looking statements, as they involve the implied assessment, based on estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can be profitably produced in the future.Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, failure to realize the anticipated benefits of the acquisition; unforeseen difficulties in integrating the assets into the Company's operations; unforeseen liabilities associated with the assets; operating and capital costs; general economic, market and business conditions; volatility in market prices for crude oil and natural gas and hedging activities related thereto; risks related to the exploration, development and production of oil and natural gas reserves; failure to refinance the convertible debentures due March 31, 2017; global financial conditions, including fluctuations in interest rates, foreign exchange rates and stock market volatility, and other factors beyond the Company’s control. With respect to forward-looking statements contained in this press release, assumptions have been made regarding, among other things: the Company's ability to achieve anticipated benefits of the acquisition; the Company's ability to refinance the convertible debentures due March 31, 2017; the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company’s capital programs; geological and engineering estimates in respect of the Company’s reserves and resources; and the geography of the areas in which the Company is conducting exploration and development activities. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

Oil & Gas Information

Certain Defined Terms
"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves. "

“Gross Reserves” are the Company’s working interest (operating and non-operating) share before deduction of royalties and without including any royalty interests of the Company.

“Net Reserves: are the Company’s working interest (operating and non-operating) share after deduction of royalty obligations, plus the Company’s royalty interests in reserves.

“Developed” reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.

“Developed Producing” reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption or production must be known with reasonable certainty.

“Developed Non-Producing” reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption is unknown.

“Undeveloped” reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classifications (proved, probable, possible) to which they are assigned.
BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The discounted and undiscounted net present value of future net revenues attributable to the reserves disclosed herein do not represent the fair market value of such reserves. The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Drilling Locations
This press release discloses 45 drilling locations that have associated proved and probable reserves based on the DMCL Canadian Report prepared in accordance with NI 51-101 and the COGE Handbook and using D&M pricing forecasts as at September 30, 2016. Unbooked locations are internal estimates based on prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources. Unbooked locations have been identified by management as an estimation of the Company’s multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that the Company will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which the Company will actually drill wells is ultimately dependent upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While certain of the unbooked drilling locations have been derisked by drilling existing wells in relative close proximity to such unbooked drilling locations, the majority of other unbooked drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

Oil and Gas Metrics
This news release contains the oil and gas metric "reserves life index" which does not have a standardized meaning or standard method of calculation and therefore such measure may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metric has been included in this news release to provide readers with additional measures to evaluate the performance of the Company's assets however, such measure is not a reliable indicator of the future performance of the target assets and the future performance may not compare to performance in previous periods. Therefore such metric should not be and unduly relied upon.

Pro Forma Reserves Information
The reserve data and other information in the table entitled "Pro Forma TransGlobe" is derived: (i) in respect of the Company's Egypt reserves as at June 30, 2016 from the DMCL Egyptian Report; and (ii) in respect of the Company's Canadian reserves attributable to the Harmattan assets as at September 30, 2016 from the DMCL Canadian Report. Since the estimates of the Company's reserves and other information reflected in such table were estimated as at different dates, they have been generated based on different assumptions in respect of commodity pricing, development costs, development timing and the timing and amount of capital expenditures, among other metrics. In addition, the Company's reserves data and other information as at June 30, 2016 in respect of Egypt and as at September 30, 2016 in respect of Canada have not been adjusted to account for exploration or development results, production, revisions, acquisitions, dispositions, pricing or any other changes after those effective dates. As a result, the presentation of the Company's reserves data and other information on a consolidated pro forma basis do not reflect the actual combined estimates of the Company's reserves and should not necessarily be viewed as predictive of the Company's reserves and future production.

The following abbreviations used in this press release have the meanings set forth below:
bbls     barrels
boe     barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas
NPV    net present value of future net revenues
mcf     thousand cubic feet

For further information, please contact: Investor Relations Steve Langmaid Telephone: 403.444.4787 Email: investor.relations@trans-globe.com Web site: http://www.trans-globe.com